Questcor Pharmaceuticals, Inc.
3260 Whipple Rd.
Union City, CA 94587
September 2, 2009
VIA FACSIMILE (510) 400-0799 AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael Rosenthall, Division of Corporate Finance
Re:	Questcor Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 16, 2009
File No. 001-14758
Response to United States Securities and Exchange Commission Staff (“Staff”)
comment made by Letter dated August 19, 2009
Dear Mr. Rosenthall:
     Set forth below is the response of Questcor Pharmaceuticals, Inc. (the “Company”) to the Staff comment made by letter dated August 19, 2009 (the “Comment Letter”), in connection with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008, filed March 16, 2009 (File No. 001-14758) (the “Form 10-K”) and the Company’s Schedule 14A for the 2009 Annual Meeting of Shareholders, filed on April 17, 2009 (File No. 001-14758) (the “Proxy Statement”). The Company’s response is preceded by a reproduction of the corresponding Staff comment as set forth in the Comment Letter.
Schedule 14A filed April 17, 2009
     Compensation Discussion and Analysis
          Annual Performance-Based Cash Awards, page 14
1. We note that your response contains draft disclosure regarding performance-based cash awards for your next proxy filing as requested by our prior comment 3. As these goals have already been set by the compensation committee for this fiscal year, please quantify any goals that the compensation committee assigned targets for, such as the achievement of a particular operating income and a specific amount of increase in MS-related sales of Acthar.
     Company Response: The Company respectfully notes that it relies upon Instruction 4 to Item 402(b) of Regulation S-K to omit prospectively disclosing its operating income target and MS-related sales growth target for Acthar because such disclosure would cause the Company competitive harm in that its competitors would gain sensitive information regarding the Company’s plans and priorities for the current year. The Company further believes that the prospective disclosure of more detailed information concerning its performance targets is not necessary for, or relevant to the

Questcor Pharmaceuticals, Inc.
Response to Staff Comment
protection of, its investors and that, although significant to its Board of Directors and management, this information is not material to the Company’s shareholders’ general understanding of its business or prospects.
     As noted in the Company’s response filed on July 24, 2009 to comments by the Staff made by letter on July 1, 2009 (the “Previous Response”), in early 2009, the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) determined specific metrics for which the performance targets for certain of the Company’s executive officers would be based. Two of these corporate and personal goals were quantifiable: the Company’s annual operating income and the percentage growth in sales of Acthar for use in treating Multiple Sclerosis (“MS”). The Company historically has provided these targets retrospectively upon the release of its year-end financial results, and has specifically declined to provide such targets as prospective guidance to investors.
     The Company believes that prospective disclosure of the two performance targets would cause substantial harm to its competitive position. If the Company is required to disclose the performance target levels before it publicly releases its annual financial results, it essentially would be informing its competitors of its expectations for the current fiscal year for its business, financial and operational strategies and how optimistic or pessimistic its assumptions are about certain components of its business, without giving the Company similar insight into the plans, expectations and strategies of its competitors. The disclosure of such performance targets would provide significant visibility into, and allow the Company’s competitors to reach significant conclusions about, its plans and priorities, including the following: plans for revenue growth, profitability, operational focus and allocation of resources within the Company.
     The Company’s competitors could use such information to unfairly compete with the Company, which would be harmful to the Company’s business and its future operations. For example, competitors could use such information to lure the Company’s executive officers from the Company by offering more attractive incentives based upon easier-to-achieve performance targets. As previously discussed in the Company’s filings with the Staff, the loss of one or more of the Company’s executive officers could result in significant damage to the Company and its shareholders because of the loss in general and Questcor-specific experience. In addition, competitors could implement tactics to prevent the Company from achieving its strategies. For example, to the extent that the Company shifts its financial or operational resources from one area of focus to another as it continues to refine its Acthar-centric business strategy, such shift would likely be reflected in the Company’s strategic plan and consequently would be discernable from the performance target levels. The disclosure of such shift through the disclosure of performance target levels would give competitors advance notice of the Company’s plans, and place it at a strategic disadvantage comparatively to its competitors who may or may not have provided similar insight. Moreover, disclosure of the Company’s goals regarding growth in MS-related sales for Acthar would assist the Company’s competitors in forecasting or extrapolating the Company’s sales and business model to future periods, which would allow such competitors to adjust their existing and proposed strategies in ways that would undermine the Company’s ability to grow its revenues and business prospects. Finally, disclosure of such information would provide information to the Company’s potential partners and other parties with whom it does business, which could negatively impact the Company’s negotiation strategies with such parties and its ability to reach successful conclusions.

Questcor Pharmaceuticals, Inc.
Response to Staff Comment
     Thus, for the foregoing reasons the Company believes disclosure of the performance targets will make it substantially more difficult for it to achieve its business, financial and operational strategies and will cause significant economic harm to its competitive position, which would be harmful to its shareholders. The Company believes that access to its performance target levels by its competitors would allow them to use the information against the Company, affecting its future plans and strategies and making its ability to achieve such plans and strategies increasingly difficult, which could be materially harmful to its future financial performance. The Company believes this could result in a materially adverse impact on its stock price which would negatively affect its shareholders.
     In addition, the prospective disclosure of the Company’s operating income and sales growth targets would be the equivalent of providing explicit performance guidance to investors, which the Company historically has declined to do. While the Company has provided investors with some previously disclosed operating metrics to aid investors in their own evaluation of the Company’s performance, the Company has not provided “a complete picture” of its planned or expected annual results. Prospectively disclosing these performance targets would provide investors with information that would assist them in projecting the Company’s prospective performance. The operating income and MS-related sales growth targets, including their minimal threshold metrics, in the performance goals are “stretch” goals, and therefore are unlikely to provide a realistic expectation of the Company’s financial performance. However, the performance targets are achievable with the expenditure of significant effort by the executive officer and assuming favorable business conditions. The disclosure of such targets would therefore cause confusion in the investment community when combined with the operating metrics previously provided by the Company, and may provide current and potential investors with misleading information regarding the Company’s expectations of its financial performance. This disclosure and the resulting confusion would be harmful to the Company and its shareholders because it would create enhanced expectations for the Company’s performance, and thus could result in a distorted stock price.
     As the Previous Response noted, notwithstanding the level of achievement of the performance goals by each executive officer, the Compensation Committee has the discretion to increase or decrease the bonus amount payable to each named executive officer based on additional factors determined by the Compensation Committee. These factors are a direct result of the Company’s compensation program continuing to evolve as the Company refines the execution of its Acthar-centric business strategy, which was first adopted in late 2007. Thus, the disclosure of specific operating metrics at this point in time would not necessarily be predictive of an executive officer’s bonus compensation given the Compensation Committee’s broad discretion and may be misleading to the Company’s investors.
     While the Company believes in the harm caused by prospective disclosure of its quantifiable performance targets, the Company reconfirms that it will disclose the specific operating income measurement and MS-related sales growth targets for the previous year, including the minimal threshold levels, as required in its future filings with the Commission.
     Accordingly, for all of the reasons outlined above, the Company believes that prospective disclosure of its performance targets would result in competitive harm to the Company, while not being necessary for or relevant to the protection of the Company’s investors, and therefore requests that it not be required to provide such information prospectively under the guidance provided by Instruction 4 to Item 402(b).

Questcor Pharmaceuticals, Inc.
Response to Staff Comment
     We also acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (510) 400-0700, or Michael Mulroy, the Company’s legal counsel, at (949) 725-4095.

Very truly yours, QUESTCOR PHARMACEUTICALS, INC.
/s/ Gary Sawka
Gary Sawka
Senior Vice-President, Finance and Chief Financial Officer